Exhibit (a)(13)

Bristol-Myers Squibb Announces Successful

Completion of Cash Tender Offer for Shares of Inhibitex, Inc.

(NEW YORK, February 13, 2012) – Bristol-Myers Squibb Company (NYSE: BMY) announced today the successful completion of the tender offer by Bristol-Myers Squibb Company (“Bristol-Myers”) for all of the outstanding shares of common stock of Inhibitex, Inc. (NASDAQ: INHX) (“Inhibitex”) at a purchase price of $26.00 per share. The tender offer expired at midnight, New York City time, on February 10, 2012. As of the expiration of the offer, 77,532,611 shares of common stock of Inhibitex were validly tendered and not withdrawn in the tender offer. All of such shares have been accepted for payment in accordance with the terms of the tender offer.

As a result of the tender offer, Bristol-Myers now owns, together with its affiliates, approximately 91% of the outstanding shares of Inhibitex, which will allow Bristol-Myers to complete and close the merger and acquisition of Inhibitex today without stockholder approval. Upon completion of the merger, Inhibitex will become a wholly-owned subsidiary of Bristol-Myers. All outstanding shares of common stock of Inhibitex, other than shares held by Bristol-Myers or Inhibitex in treasury or shares held by Inhibitex’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $26.00 offer price per share without interest thereon and less any applicable withholding taxes. In addition, upon completion of the merger, the common stock of Inhibitex will cease to be traded on the NASDAQ Stock Market.

About Bristol-Myers Squibb

Bristol-Myers Squibb is a global biopharmaceutical company committed to discovering, developing and delivering innovative medicines that help patients prevail over serious diseases. For more information, please visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

Contacts

Bristol-Myers Squibb

Media: Sonia Choi, 609-252-5132, sonia.choi@bms.com; Jennifer Fron Mauer, 609-252-6579, jennifer.mauer@bms.com

Investors: Teri Loxam, 609-252-3368, teri.loxam@bms.com; Timothy Power, 609-252-7509, timothy.power@bms.com

Inhibitex

Investors: The Trout Group, Lee M. Stern, CFA, 646-378-2922, lstern@troutgroup.com